CrowdStreet Capital LLC

Statement of Financial Condition for the year ended December 31, 2025

SEC ID 8 – 70724

Filed as a Public Document in Accordance with Rule17a-5(e)(3) of the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CrowdStreet Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 East 40th Street, Suite 1020
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Brown	(917) 696-8331	sbrown@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

1125 NW Couch St Suite 600	Portland	OR	97209
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristen Howell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CrowdStreet Capital LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: K Howell

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CrowdStreet Capital LLC

Table of Contents



Deloitte & Touche LLP
1125 Northwest Couch Street
Suite 600
Portland, OR 97209-4156
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CrowdStreet, Inc. and Member of CrowdStreet Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CrowdStreet Capital LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 3 to the financial statement, the Company engages in related party transactions with its parent, CrowdStreet, Inc. Such transactions are not necessarily indicative of amounts that would be exchanged between unrelated parties in an "arms-length" transaction. Consequently, the Company's transactions with its parent could give rise to operating results or financial positions significantly different from those that would have resulted if the Company was autonomous. Our opinion is not modified with respect to this matter.

Deloitte & Touche

Portland, Oregon

March 26, 2026

We have served as the Company's auditor since 2022.

5

CrowdStreet Capital LLC
Statement of Financial Condition

	December 31, 2025
Assets	
Cash	$ 736,301
Accounts Receivable	1,500
Intercompany receivable from parent	51,650
Prepaid expenses and other assets	79,469
Total assets	$ 868,920
Liabilities and Member's Equity	
Liabilities	
Accounts payable and other liabilities	62,500
Intercompany payable to parent	85,198
Total liabilities	147,698
Member's Equity	
Contributed capital	2,507,500
Accumulated deficit	(1,786,278)
Total member's equity	721,222
Total liabilties and member's equity	$ 868,920

See accompanying notes to the financial statement

Notes to the Financial Statement

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

CrowdStreet Capital LLC (the "Company"), a Delaware corporation organized in April 2018, is a wholly owned subsidiary of CrowdStreet Inc. (the "Parent"), a privately held company operating an online marketplace for alternative asset investing.

Effective May 2, 2022 the Company is registered and licensed as a broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company acts as an introducing broker-dealer, connecting investors to private securities offered on the Parent's website. As a registered broker-dealer, the Company is subject to the regulations and oversight of the SEC and the Financial Industry Regulatory Authority ("FINRA") to ensure compliance with securities laws and protect the interests of its clients.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Recently Adopted Accounting Standards

In November 2024, the FASB issued guidance to improve its income statement expenses disclosure requirements. The guidance requires the disclosure of more detailed information about the types of expenses in commonly presented expense captions. The guidance is effective for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is currently assessing the impact that adoption will have on its financial statements.

Use of Estimates

In preparing financial statements in conformity with GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Estimates, by nature, involve judgment and uncertainties. Estimates include expense allocations from the Parent for shared resources such as technology infrastructure and administrative services.

In accordance with GAAP, the Company adheres to an Expense Sharing Agreement ("ESA") with the Parent to appropriately attribute the cost of resources utilized by the Company from shared resources of the Parent. An allocation model is used which includes estimates of time and resources used at the department level.

Concentrations of Risk

Concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash deposits in banks offering protection by the Federal Depository Insurance Company ("FDIC") up to $250,000. The amount deposited in excess of the FDIC limit is swept into a demand deposit FDIC insured cash sweep account ("ICSA"). On a daily basis, if the balance of the checking account is greater than the FDIC insurance limit, the excess funds are transferred into the ICSA. Use of the ICSA ensures all deposits are fully insured.

The Company operates with shared services provided by the Parent company, including technology infrastructure and administrative functions. This reliance on the Parent creates a concentration of risk, as disruptions or changes in the availability or pricing of these services could negatively impact the Company's operations and financial performance.

Invoices from two customers make up the Company's intercompany receivable balance due to the nature of the Parent company providing billing as a shared service as of December 31, 2025. Shared services allocation makes up 94% of the Company's intercompany payable as of December 31, 2025. One customer makes up the Accounts Receivable balance as of December 31, 2025, for amounts not billed through the Parent as a shared service. Three customers accounted for approximately 25%, 21%, and 23%, respectively, of the Company's revenue for the year ended December 31, 2025.

The Company relies on its continued compliance with regulations of the SEC, SIPC, and FINRA to conduct operations.

Client Segregated Funds under Rule 15c3-3

The Company does not have any cash segregated and deposit for regulatory purposes that would be pursuant to rule 15c3-3, reserved for the exclusive benefit of clients as of the end of fiscal year 2025.

Revenue Recognition

The Company records revenue in accordance with the guidance issued by Financial Accounting Standards Board ("FASB") for recognizing revenue from contracts with customers. The revenue guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services (i.e., the transaction price). Revenue is recognized when a performance obligation is satisfied, which is when the promised goods or services are transferred to the customer. Transfer occurs when the customer takes control of the promised good or service. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. Performance obligations are satisfied either over time or at a point in time. When determining the transaction price under the revenue guidance, an entity may recognize variable consideration only to the extent that it is probable to not be significantly reversed.

Placement Fees and Upfront Sales Load are earned, calculated as a percentage of self-directed capital raised, by acting as an introducing broker-dealer for Sponsors listing alternative asset offerings on the Parent's website. Recognition occurs at a point in time, once funds have been raised, the contractual closing requirements have been met, and the customer obtains control of the capital.

Income Taxes

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Consequently, no provision for income taxes is included in the accompanying financial statements.

Other Income, Net

Other income, net consists of interest income, typically from bank accounts, and expenses outside the ordinary course of business.

NOTE 3 - RELATED PARTY TRANSACTIONS & PARENT SHARED SERVICES

The Company and Parent operate with a shared services model to efficiently support their collective operations. The shared services model includes a single pay company, centralized procure-to-pay and quote-to-cash, common system architecture, and common controls. To attribute the shared services cost of resources utilized by the Company, an allocation model is utilized which classifies costs as direct or attributed expenses.

Direct expenses are costs which distinctly benefit the Company, such as FINRA licensing fees. Direct

expenses are fully recognized at the Company.

Attributed expenses are either fixed or variable formulaic. Fixed formulaic shared service expenses are estimated by a direct driver of the expense, such as estimated utilization measured in hours or square footage. Fixed formulaic costs are generally consistent each period. Variable formulaic shared service expenses vary each period. They are Parent operating expenses attributed at the department level to the Company based on an indirect relationship, such as the Company's relative amount of revenue compared to the consolidated Parent in a given period.

Expense allocations are calculated on a quarterly basis.

The components of the Parent Shared Services allocation are provided in the table below:

		2025
Fixed Formulaic - Rent	$	55,500
Fixed Formulaic - Compensation		486,000
Variable Formulaic		367,178
Total Allocated Costs	$	908,678

These related party transactions with the Parent are not necessarily indicative of amounts that would be exchanged between unrelated parties in an "arms-length" transaction. Consequently, the Company's transactions with its Parent could give rise to operating results or financial positions significantly different from those that would have resulted if the Company was autonomous. As of December 31, 2025, the Company had intercompany payable of $85,198 and intercompany receivable of $51,650, respectively. The intercompany payable amount primarily consists of payables to the Parent for shared services, as discussed above. The intercompany receivable balance pertains to the placement fee revenue invoiced by the Parent on behalf of the Company as of December 31, 2025. The Company does not charge or pay interest to the Parent on outstanding intercompany receivable and payable balances.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, complies with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal or more than the highest minimum requirement applicable to its aggregate indebtedness and minimum net capital requirement of $5,000.

In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. As of December 31, 2025, the Company's net capital and excess net capital amounts were $588,603 and $578,756, respectively. The minimum net capital required was $9,847. The Company's aggregate indebtedness to net capital ratio as of December 31, 2025, was 25.09%. The Company was in compliance with such requirements.

NOTE 5 - LITIGATION

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. As of December 31, 2025, there were no pending or threatened legal proceedings that, in the opinion of management, would have a material adverse effect on the Company's financial position, results of operations, or cash flows. Management cannot reasonably estimate the possible loss or range of loss associated with unasserted claims or assessments as the Company is not aware of any such matters that are probable of assertion.

NOTE 6 - SEGMENTS

The Company is engaged in a single line of business and acts as an introducing broker-dealer in alternative asset investments. The Company has identified its President as the chief operating decision maker ("CODM"), who uses revenue, net income, and cash flows to evaluate the results of the business and manage the Company. The CODM is regularly provided with assets, revenue, and expenses as presented in the statements of financial condition and operations. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2).

NOTE 7 - SUBSEQUENT EVENTS

The Company received a capital infusion of $1,000,000 from the Parent on February 12, 2026. The Company has evaluated all subsequent events through March 26, 2026, the date of financial statement issuance, and has determined that there are no additional events which require recognition or disclosure.